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                            July 30, 2020

       Glen Leibowitz
       Chief Financial Officer
       Acreage Holdings, Inc.
       66 Madison Avenue, 11th Floor
       New York, New York 10017

                                                        Re: Acreage Holdings,
Inc.
                                                            Preliminary Merger
Proxy Statement on Schedule 14A
                                                            Filed July 21, 2020
                                                            File No. 000-56021

       Dear Mr. Leibowitz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Merger Proxy Statement on Schedule 14A

       The Amended Arrangement
       New Fairness Opinion, page 87

   1. We note your disclosure that "[u]nder the Eight Capital Engagement Agreement, Acreage has agreed to pay Eight
Capital a fee for the delivery of the New Fairness Opinion."
                                                        Please revise to
quantify such fee. Refer to Item 1014(b)(4) of Regulation M-A and Item
                                                        14(b)(6) of Schedule
14A.
       General

   2. Please clarify in the section titled "Q: What will I receive for my Floating Shares if
                                                        Canopy Growth exercises
the Floating Call Option?" that shareholders will not know at the time of the vote
what Floating Consideration they will receive if Canopy
                                                        Growth exercises the
Floating Call Option.
 Glen Leibowitz
Acreage Holdings, Inc.
July 30, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer Lopez at 202-551-3792 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameGlen Leibowitz                          Sincerely,
Comapany NameAcreage Holdings, Inc.
                                                          Division of
Corporation Finance
July 30, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName